File No. 33-
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                   _________________________________________
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                   _________________________________________
                                  FIserv, Inc.
             (Exact name of Registrant as specified in its charter)
              Wisconsin                            39-1506125
      (State of jurisdiction of          (I.R.S. employer identification
    incorporation or organization)                   number)
                                255 FIserv Drive
                          Brookfield, Wisconsin  53045
                                 (414) 879-5000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                               KENNETH R. JENSEN
                        Senior Executive Vice President
                                  FIserv, Inc.
                                255 FIserv Drive
                          Brookfield, Wisconsin  53045
                                 (414) 879-5000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                   _________________________________________
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.[ ]
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]
                       CALCULATION OF REGISTRATION FEE



                                            Proposed     Proposed
                                             Maximum     Maximum
                               Amount       Offering    Aggregate    Amount of
Title of Shares                 to be       Price Per    Offering   Registration
to be Registered             Registered     Share (1)     Price         Fee

Common Stock, $.01 par value    83,000     $26.625    $2,209,875     $762.03



(1) Estimated pursuant to Rule 457 solely for the purpose of calculating the registration fee.
                      _________________________________________
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

                                 83,000 Shares

                                  FIserv, Inc.
                      The Financial Data Services Company

                                  Common Stock

     This Prospectus may be used in connection with the distribution of up to 83,000 shares of FIserv, Inc. Common Stock, $.01 par value (the "Shares"), proposed to be disposed of from time to time by the Selling Shareholders named herein. See "Selling Shareholders". The Company will not receive any of the proceeds from the sale of the Shares. The expenses of the registration of which this Prospectus forms a part will be paid by the Company. The Common Stock of the Company is traded in the NASDAQ National Market System under the symbol "FISV". On February 12, 1996, the reported closing sale price of the Common Stock as quoted on the NASDAQ National Market System was $32.00 per share.




    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




     The distribution of the Shares by the Selling Shareholders may be effected from time to time in one or more transactions (which may involve block transactions) in the over-the-counter market, on the NASDAQ National Market System (or any exchange on which the Common Stock may then be listed), in negotiated transactions or otherwise. Sales will be effected at such prices and for such consideration as may be obtainable from time to time. Commission expenses and brokerage fees, if any, will be paid individually by the Selling Shareholders. See "Plan of Distribution".

February 13,1996

NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY
 INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN OR INCORPORATED BY
  REFERENCE IN THIS PROSPECTUS, AND ANY SUCH INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE SELLING SHAREHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH
 AN OFFER OR SOLICITATION.  NEITHER THE DELIVERY OF THIS PROSPECTUS AT ANY TIME
    NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                                _______________
                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     There  are  hereby  incorporated  by  reference  in  this  Prospectus   the
Company's: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1994, filed with the Securities and Exchange Commission (the "Commission") on February 28, 1995; and (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, filed with the Commission on April 24, 1995; (iii) Current Reports on Form 8-K, filed with the Commission on May 17, 1995 and August 11, 1995; (iv) Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, filed with the Commission on July 24,1995; and (v) Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, filed with the Commission on October 24, 1995; and (vi) all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1994.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for such copies should be directed to Mr. Charles W. Sprague, Secretary, FIserv, Inc., 255 FIserv Drive, Brookfield, Wisconsin 53045, telephone (414) 879-5000.

     The Company's headquarters are located at 255 FIserv Drive, Brookfield, Wisconsin 53045, telephone (414) 879-5000. FIserv was incorporated as a Delaware corporation in 1984, and reincorporated as a Wisconsin corporation in 1992. The terms "FIserv" and the "Company" as used herein mean FIserv, Inc. and, unless the context otherwise requires, its consolidated subsidiaries.

                                  THE COMPANY

     FIserv, with operations in 65 cities, including London and Singapore, is a leading independent provider of financial data processing systems and related information management services and products to banks, credit unions, mortgage banks, savings institutions and other financial intermediaries. These services and products are based primarily on proprietary software developed by FIserv and maintained on computers located at data processing centers throughout the United States. FIserv is ranked as the nation's leading data processing provider for banks and savings institutions in terms of total clients served and is ranked number two for credit unions and mortgage banks. FIserv directly supports account and transaction processing software systems for approximately 3,500 financial institutions; maintaining approximately 48 million service bureau accounts. FIserv delivers this account and transaction processing in all four of the traditional delivery modes: service bureau; facilities management; resource management; and in-house solutions. FIserv also provides electronic banking services, which include Automated Teller Machine ("ATM")/Electronic Funds Transfer ("EFT") services to financial institutions, and processing approximately 194 million ATM transactions annually, and check and share draft remittance and back-office processing to financial institutions, handling approximately over 3 billion prime pass items per year through its regional item processing centers located in over 34 cities nationwide. In addition, FIserv provides trust administration services for IRAs and other retirement plans, and furnishes microcomputer software to financial institutions for executive information and decision support systems. The total client base served by FIserv includes more than 5,000 financial institutions. FIserv believes that its focus on customer service and the contractual nature of its business, combined with its historical renewal experience, provide a high level of recurring revenues.

     Since FIserv's formation in 1984, it has expanded its operations through over 50 acquisitions and internally through the growth of existing clients. From 1988 to 1994, FIserv's revenues increased from $125 million to $579.8 million, its operating income increased from $15.5 million to $74.3 million and its net income grew from $9.2 million to $40.4 million. During this period, net income per common and common equivalent share increased from $.33 to $.99.

     Recent Developments. For the year ended December 31, 1995, FIserv's revenues were $703.4 million, a 21% increase over the $579.5 million reported in 1994. Giving effect to certain charges related to the acquisition of Information Technology, Inc. (``ITI''), the Company posted a net loss for the year of $59.9 million or $1.36 per share for 1995, compared to net income of $40.4 million or $.99 per share for 1994.

     In 1995, FIserv's net loss includes a special, one-time, non-cash charge of $173 million related to the 1995 acquisition of ITI and FIserv's election to accelerate the amortization of the completed ITI Premier I software resulting in a pre-tax charge of $9.9 million. In total, these ITI charges were $182.9 million before income taxes and $109.6 million after income taxes ($2.49 per share).

     The special, one-time, non-cash charge is based on an assessment by FIserv, in conjunction with an independent appraisal firm, of the purchased ITI Premier II research and development (``R&D''). As a result of the assessment, as of the date of acquisition of ITI, the fair market value of the ITI Premier II software technology under development was determined to be $173 million. In accordance with accounting rules requiring the expensing of such R&D, this amount was written off in 1995.

     The foregoing financial information  is unaudited.   Results for 1994  have
been restated as a result of the acquisition by FIserv in August 1995 of Lincoln Holdings, Inc., accounted for as a pooling of interests.

                                USE OF PROCEEDS

     All proceeds from the sale of the Shares to be sold pursuant to this Prospectus will be for the account of the Selling Shareholders. As a consequence, the Company will not receive any proceeds from the sale of the Shares offered by the Selling Shareholders.

                                DIVIDEND POLICY

     The Company has not paid cash dividends on its Common Stock. The Company intends to retain earnings for use in its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. The Company's existing long-term debt instruments contain provisions limiting the amount of cash dividends the Company can pay.

                              SELLING SHAREHOLDERS

     The following table sets forth information with respect to the number of shares of Common Stock beneficially owned by each of the Selling Shareholders.

                      Number of                      Number of      Percent of
                      Shares           Number of     Shares         Shares
                      Beneficially     Shares        Beneficially   Outstanding
                      Owned Prior to   Registered    Owned After    After
Selling Shareholder   Offering (1)     Herein        Offering       Offering (2)

Robert H. Beriault        343,897        80,000         263,897            (3)

John H. Roath              53,496         3,000          50,496            (3)
_______
1    Information as of January 31, 1996.
2    Assumes all shares registered herein are sold.
3    Less than 1%.

                              PLAN OF DISTRIBUTION

     The Shares may be sold from time to time by the Selling Shareholders or by pledgees, donees, transferees or other successors in interest. Such sales may be made in any one or more transactions (which may involve block transactions) in the over-the-counter market, on NASDAQ, and any exchange in which the Common Stock may then be listed, or otherwise in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling Shares to or through broker-dealers, and such broker-dealers may sell the Shares as agent or may purchase such Shares as principal and resell them for their own account pursuant to this prospectus. Such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or purchasers of Shares from whom they may act as agent (which compensation may be in excess of customary commissions).

     The Company has informed the Selling Shareholders that the anti-manipulative rules under the Securities Exchange Act of 1934 (Rules 10b-6 and 10b-7) may apply to their sales of Shares in the market. Also, the Company has informed the Selling Shareholders of the need for delivery of copies of the Prospectus in connection with any sale of securities registered hereunder in accordance with applicable prospectus delivery requirements.

     In connection with such sales, the Selling Shareholders and any participating brokers and dealers may be deemed to be "underwriters" as defined in the Securities Act. In addition, any of the Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     In order to comply with certain state securities, laws, if applicable, the Common Stock will not be sold in a particular state unless such securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of the Common Stock offered hereby will be passed upon for the Company by Charles W. Sprague, Esq., Executive Vice President, General Counsel and Secretary of the Company. Mr. Sprague beneficially owns 15,375 shares of FIserv Common Stock, which number includes vested but unexercised stock options.

                                    EXPERTS

     The financial statements incorporated by reference in this prospectus from the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and the financial statements incorporated by reference in this prospectus from the Company's Form 8-K dated August 11, 1995 relating to Lincoln Holdings, Inc. have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of Information Technology, Inc. for the three years ended December 31, 1994 incorporated by reference in this prospectus from the Company's Form 8-K dated May 17, 1995, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. This Prospectus does not contain all information set forth in the Registration Statement and the exhibits thereto which the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Act"), and to which reference is hereby made. Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; Seven World Trade Center, 13th Floor, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates upon request from the Public Reference Section of the Commission at Room 1024 at 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's registration statements, proxy statements and other information may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments thereto, the "Registration Statement") filed by the Company with the Commission under the Act. This Prospectus does not contain all of the information included in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the
Commission. Reference is made to such Registration Statement and to the Exhibits relating thereto for further information with respect to the Company and the Common Stock offered hereby.

     No  person  is  authorized  to  give   any  information  or  to  make   any
representation, other than those contained in this Prospectus, and any information or representations not contained in this Prospectus must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy any securities other than the registered securities to which it relates. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy such securities under any circumstances where such offer of solicitation is unlawful. Neither the delivery of this Prospectus nor any sales made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All amounts shown are estimates except the Securities and Exchange Commission registration fee, the NASD filing fee and the NASDAQ listing fee.

                         Item                             Amount
     SEC registration fee                                $  762.03
     NASD filing fee                                        220.99
     NASDAQ listing fee                                   2,000.00
     Blue Sky fees and expenses                           1,000.00
     Legal fees and expenses                              2,000.00
     Accounting fees and expenses                         2,000.00
     Miscellaneous                                          516.98
                                                         ---------
          Total                                          $8,500.00
                                                         =========



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     In general, the Wisconsin Business Corporation Law provides that a corporation shall indemnify directors and officers for all reasonable expenses incurred in connection with the successful defense of actions arising in connection with their service as directors and officers of the corporation. In other cases, the Wisconsin statute provides that the corporation shall indemnify a director or officer against liability unless the director or officer breached or failed to perform a duty owed to the corporation and such breach or failure meets certain specified criteria constituting, in general, some act of misconduct. In addition, the corporation may reimburse a director or officer for his expenses in defending against actions as they are incurred upon the director's or officer's written request accompanied by a written affirmation of his good faith belief that he has not breached or failed to perform his duties to the corporation and a written undertaking to repay amounts advanced if it is ultimately determined that indemnification is not required under the Wisconsin Business Corporation Law. A court of law may order that the corporation provide indemnification to a director or officer if it finds that the director or officer is entitled thereto under the applicable statutory provision or is fairly and reasonably entitled thereto in view of all the relevant circumstances, whether or not such indemnification is required under the applicable statutory provision.

     The  Wisconsin  Business  Corporation  Law  specifies  various   procedures
pursuant  to  which  a   director  or  officer  may   establish  his  right   to
indemnification.

     Provided that it is not determined by or on behalf of the corporation that the director or officer breached or failed to perform a duty owed to the corporation and such breach or failure meets certain specified criteria constituting, in general, some act of misconduct, a Wisconsin corporation may provide additional rights to indemnification under its articles of incorporation or by-laws, by written agreement, by resolution of its board of directors or by a vote of the holders of a majority of its outstanding shares.

     The Registrant's By-laws provide for indemnification and advancement of expenses of directors and officers to the fullest extent provided by the
Wisconsin Business Corporation Law. This provision is not exclusive of any other rights to indemnification or the advancement of expenses to which a director or officer may be entitled under any written agreement, resolution of directors, vote of shareholders, by law or otherwise.

ITEM 16.  EXHIBITS.

EXHIBIT
NUMBER    DESCRIPTION

 2.1 Stock Purchase Agreement, dated as of April 6, 1995, by and between FIserv, Inc. and Information Technology, Inc. (Filed as Exhibit 2.1 to the Company's Registration Statement on Form S-3, File No. 33-58709, and incorporated herein by reference)

 3.1 Articles of Incorporation, as amended (filed as Exhibit 3.1 to the Company's Registration Statement on Form S-4, File No. 33-62870, and incorporated herein by reference).

 3.2 By-laws, (filed as Exhibit 3.2 to the Company's Registration Statement on Form S-4, File No. 33-62870, and incorporated herein by reference).

 4.1 Credit Agreement dated as of May 17, 1995 among FIserv, Inc., the Lenders Party Thereto, First Bank National Association, as Co-Agent, and The Bank of New York, as Agent. (Not being filed herewith, but will be provided to the Commission upon its request, pursuant to Item 601(b) (4) (iii) (A) of Regulation S-K.)

 4.2 Note Purchase Agreement dated as of March 15, 1991, as amended, among FIserv, Inc., Aid Association for Lutherans, Northwestern National Life Insurance Company, Northern Life Insurance Company and The North Atlantic Life Insurance Company of America. (Not being filed herewith, but will be provided to the Commission upon its request, pursuant to Item 601(b) (4)
     (iii) (A) of Regulation S-K.)

 4.3 Note Purchase Agreement dated as of April 30, 1990, as amended, among FIserv, Inc. and Teachers Insurance and Annuity Association of America. (Not being filed herewith, but will be provided to the Commission upon its request, pursuant to Item 601(b) (4) (iii) (A) of Regulation S-K.)

 4.4 Note Purchase Agreement dated as of May 17, 1995 among FIserv, Inc., Teachers Insurance and Annuity Association of America, Massachusetts Mutual Life Insurance Company and Aid Association for Lutherans. (Not being filed herewith, but will be provided to the Commission upon its request, pursuant to Item 601(b) (4) (iii) (A) of Regulation S-K.)

 5.1 Opinion of Charles W. Sprague, Esq.

EXHIBIT
NUMBER    DESCRIPTION

23.1 Manually signed Consent of Deloitte & Touche LLP

23.2 Manually signed Consent of Coopers & Lybrand L.L.P.

23.3 Consent of Charles W. Sprague, Esq.(included in Exhibit 5.1 hereto).

24. Powers of Attorney.


ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the information statement.

     The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
Act), that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby further undertakes that:

     (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brookfield, State of Wisconsin, on the 12th day of February 1996.

                         FISERV, INC.

                         By   /S/ K.R. JENSEN
                              --------------------------
                              Kenneth R. Jensen,
                              Senior Executive Vice  President
                              and Treasurer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

             *            Chairman of the Board and Director   February 12, 1996
(George D. Dalton)        (Principal Executive Officer)

             *            President and Director               February 12, 1996
(Leslie M. Muma)

             *            Senior Executive Vice President,     February 12, 1996
(Kenneth R. Jensen)       Treasurer and Director (Principal
                          Financial and Accounting Officer)

             *            Vice Chairman, President -           February 12, 1996
                          Information
(Donald F. Dillon)        Technology, Inc.

             *            Director                             February 12, 1996
(Bruce K. Anderson)

             *            Director                             February 12, 1996
(Gerald J. Levy)

                          Director                             February   , 1996
(L. William Seidman)

             *            Director                             February 12, 1996
(Thekla R. Shackelford)

                          Director                             February   , 1996
(Roland D. Sullivan)

*By: /S/ K.R. JENSEN
(Kenneth R. Jensen, individually and as
attorney-in-fact for the persons indicated)